UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934

                                Amendment No.: 1

                     Name of Issuer: INFOSEARCH MEDIA, INC.

          Title of Class of Securities: COMMON STOCK, $0.001 PAR VALUE

                             CUSIP Number: 45677v108

    Date of Event Which Requires Filing of This Statement: November 14, 2006

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [x] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      Name of Reporting Person and S.S. or I.R.S.
        Identification No of Above Person: Pequot Capital Management, Inc. Tax ID: 06-1524885

2.      Check the Appropriate Box if a Member of a Group
                        a. [ ]
                        b. [ ]

3.     SEC Use Only

4.     Citizenship or Place of Organization: Connecticut

                                5.     Sole Voting Power:
Number of                                    3,569,006
   Shares
Beneficially                    6.     Shared Voting Power:
  Owned by                                           0
   Each
 Reporting                      7.     Sole Dispositive Power:
Person With:                                 3,569,006

                                8.     Shared Dispositive Power:
                                                     0


9. Aggregate Amount Beneficially Owned by Each Reporting Person:

                                    3,569,006

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

11. Percent of Class Represented by Amount in Row (9):

                                      6.8%

12. Type of Reporting Person:

                                     IA, CO

ITEM 1(A) NAME OF ISSUER:

        Infosearch Media, Inc. (the "Issuer")

     1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        4086 Del Rey Avenue,
        Marina Del Rey, California 90292

ITEM 2(A)-(C). NAME, PRINCIPAL BUSINESS ADDRESS, AND CITIZENSHIP OF PERSONS
               FILING:

     Pequot Capital Management, Inc.,
     500 Nyala Farm Road, Westport, CT, 06880, which is a Connecticut corporation.

     (d) Title of Class of Securities: COMMON STOCK, $0.001 PAR VALUE PER SHARE

     (e) CUSIP Number: 45677v108

ITEM 3. THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B)(1)(II)(E).

     Pequot Capital Management, Inc. is an investment adviser registered under
     Section 203 of the Investment Advisers Act of 1940.

ITEM 4. OWNERSHIP.

     Ownership as of November 30, 2006 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person. The number of shares reported in items (5) - (9) and (11) consists of 1,811,194 shares and 1,757,812 shares issuable upon exercise of certain warrants held for the accounts of the Reporting Person's clients.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     The Reporting Person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the reporting person exercises over its clients' accounts.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP.

     Not applicable.

Item 10.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 11, 2006



By: /s/  Aryeh Davis
-----------------------------------------
Title:   Chief Operating Officer,
         General Counsel and Secretary